Exhibit 99.2

CORPORATE PARTICIPANTS

Christine Cannella

Fresh Del Monte Produce Inc.–Assistant Vice President of Investor Relations

Mohammad Abu-Ghazaleh

Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

John Inserra

Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Richard Contreras

Fresh Del Monte Produce Inc.–CFO

CONFERENCE CALL PARTICIPANTS

Diane Geissler

Merrill Lynch–Analyst

Mark Churchill

Piper Jaffray–Analyst

John San Marco

Wachovia Securities–Analyst

Heather Jones

BB&T Capital Markets–Analyst

Vincent Andrews

Morgan Stanley–Analyst

PRESENTATION

Operator

Good morning, everyone. I’d like to remind you that today’s call is being recorded and that all lines will be muted during the call. After the presentation, we will begin the question-and-answer session. (OPERATOR INSTRUCTIONS)

I’d now like to turn the call over to Christine Cannella for opening remarks. Please go ahead.

Christine Cannella–Fresh Del Monte Produce Inc.–Assistant Vice President of Investor Relations

Thank you, Robbie. Good morning, everyone, and welcome to Fresh Del Monte first quarter 2008 conference call. I’m Christine Cannella, Assistant Vice President of Investor Relations. Joining me today are, Chairman and Chief Executive Officer, Mohammad Abu-Ghazaleh, Executive Vice President and Chief Financial Officer, John Inserra who will discuss our results for the first quarter. Also joining us today in the discussion is Richard Contreras, who we announced yesterday will be taking over as Chief Financial Officer at Fresh Del Monte Produce.

Fresh Del Monte issued a press release this morning via business wire, e-mail and First Call. You may visit our website at www.freshdelmonte.com to register for future distributions. This conference call is being webcast live on our website and it will be available for replay approximately two hours after conclusion of this call. This morning Mohammad will review our operating performance during the quarter, along with recent developments and our future outlook. John and Richard will then review our financial performance for the first quarter of 2008.

Please let me remind you that much of the information that we will discuss this morning, including the answers we give in response to your questions, may include forward-looking statements regarding our beliefs and current expectations with respect to various matters. These forward-looking statements are intended to fall within the Safe Harbor Provisions of the Securities Laws. Our actual results may differ materially from those in the forward-looking statements as a result of various factors, including those described under the heading “Description of Business Risk Factors” in our Form 20-F for the year ended December 28th, 2007. This call is the property of Fresh Del Monte produce. Redistribution, retransmission or rebroadcast of this call in any form without our written consent is strictly prohibited. So with that, I’d like to turn the call over to Mohammad Abu-Ghazaleh. Mohammad?

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Thank you, Christine. Good morning, everyone. Sales momentum was strong during the first quarter. We attribute this strong financial performance to a number of factors including better banana pricing in the U.S. and Europe due to industry-wide shortages, stronger banana demand due to increased consumption in emerging markets and the success of our new cost-control program. I believe it is important to note that we generated our first quarter results in an operating environment with the highest fuel and fertilizer cost in history, as well as higher container board costs.

One industry observer recently described Fresh Del Monte as having a religious focus on improving our bottom line. That is very true. And it accurately describes our consistent and careful attention to disciplined cost control as one method to offset higher costs and address challenging market conditions. We believe that there are still many opportunities in our business to lower costs and create new efficiencies. I am confident that we are the best qualified Management team in our industry to tap these opportunities and maximize the benefit to our bottom line. I would like to address each results.

We performed well in North America during the quarter. Stronger banana pricing was appropriate considering the higher costs we faced. We worked proactively with our customers to communicate our high input costs and our esteemed customers understood the challenges and we’re to reach a mutually satisfactory outcome. Meanwhile Del Monte gold pineapple continued to sell exceptionally well. Higher volumes met growing demand for pineapple, driven by increasing consumer acceptance. We also saw more demand for non-tropicals than we have seen in recent years and the popularity of this product line is starting to grow again in many of our markets. On the melon front, our farms in Central America were affected by unfavorable growing conditions which impacted volume and quality. Although we are not directly affected by the salmonella outbreak in Honduras and recall in the U.S. which took place at the end of the first quarter, there was some reflected heat from the issue. Unlike our competitors, we mostly source melons from our (inaudible) and watermelon which allows us to maintain greater control over production.

In Europe our banana business continued to perform well during the quarter due to increased pricing, the result of inclement weather in Latin America and growing consumer demand. Favorable Euro pricing and falling [shares] supported the first quarter strong sales performance. Pineapple sales were also brisk during the quarter with continued strong demand and pricing.

Our prepared food business also continued to grow during the quarter. In the past, we incurred substantial costs supporting a vast infrastructure to sell our prepared foods in Europe and elsewhere. Today large and efficient distributors are covering each country and this has improved our cost structure. We have rationalized our SKU’s, our brand is back on grocers’ shelves, we are penetrating markets that we could not reach before and we have improved customer leverage. These collective factors have enabled us to grow our business and generate substantial savings as evidenced in our SG&A reduction.

In Asia winter weather and increased presence of locally grown food led to lower demand for bananas in Japan and Korea in the first two months of the quarter. In March the demand for bananas returned in these markets. We also experienced a significant increase in procurement and distribution costs in Asia during the quarter. We continue to subside strategic product management by carefully and appropriation– apportioning bananas between the Asian and the Middle East markets. We also shipped volumes to China and Pacific Russia where there was increased demand. We benefited from strong sale of pineapple in Japan due to industry-wide shortages.

Our steady momentum in the Middle East continued during the quarter and we are increasingly enthusiastic about our Middle Eastern operations. We have had a bricks and mortar presence there for ten months and our fresh and prepared business are growing. Our banana business remained robust during the first quarter with exceptionally strong sales and volume growth primarily due to increased demand and consumption. Pricing was also strong. We continued to focus on expanding banana sales in this region and we plan to support the brand through increased marketing efforts. Also in the region, sales of Chilean fruit primarily apples increased with demand outpacing supply. We expect this demand to continue through 2008 and beyond as we introduce this Chilean product line in other countries in Asia.

Meanwhile, our Jordan-based poultry and meat business grew rapidly. These meat products were introduced to food service customers in the first quarter and we expect to introduce them into retail supermarkets in the second half of 2008.

The Middle East offers Fresh Del Monte tremendous growth opportunities and we are well-positioned to leverage these opportunities. We have a deep cultural understanding of this market which affords us an advantage over some of our competitors. We also have a growing physical presence there with construction underway on two of three planned distribution centers in Saudi Arabia. In addition we have our world organized a recognized brand and growing range of products, including a number of new products in Dubai that are gaining consumer acceptance. We are the first produce Company to produce baby carrots in the region. We are also offering Del Monte Gold pineapple skewers in single-serve bags, just in time for the summer months. As well as fresh and delicious salad bowls to our food service customers in the the region.

In addition, Fresh Del Monte is gaining new visibility and respect through the efforts of our Middle East Management team headquartered in Dubai. We recently won an EK News award as the 2008 Best Canned Food Company in the United Arab Emirates. We also received two awards specific to Dubai. The Dubai Distinguished Establishment Grade A Honors for customer satisfaction and hygiene standards. And a Young Brand Quality award for product development and continuous improvement. In addition we were awarded a certificate for our high quality supply standards from one of our best-known customers in the region, McDonalds. Each one of these recognitions is vitally important for a Company that is relatively new to the region because it increases customer perception of Fresh Del Monte as a high quality, credible and reliable supply partner. And I believe that if Fresh Del Monte continues to grow at the rate we have so far we could generate $500 million in annual sales in the Middle East within the next five years.

I am proud to report that demand for our products is on the rise in all of our major markets. And I review there are seven primary reasons for this. First, there are rapidly growing new economies such as China and India with huge populations that are experiencing [advancing] prosperity, affluence and purchasing power, which is increasing global demand. Imported fresh fruit is now within their economic grasp. Second, there is a growing awareness of the importance of fresh fruit and vegetables in a well-balanced diet. We plan to capitalize on this growing interest by offering products that directly meet those needs. Third Fresh Del Monte fruit plate is expanding in many markets and we are able to put our best products into the hands of consumers that we have never been reached before. These three factors spell (inaudible) exciting new opportunities for Fresh Del Monte and for our shareholders.

Fresh Del Monte has a healthy balance sheet with a low debt level. However, we still face major challenges such as higher input costs including fuel, fertilizers, container board, a weak dollar, an uncertain economy and rising labor costs. But the good news is this: In the first quarter of 2008 we demonstrated once again that we can perform well in good and bad economies and overcome tough market conditions to deliver solid, respectable and we believe sustainable financial results.

Before I turn the call over to John and Richard, I would like to take a moment to talk about what John has meant to Fresh Del Monte’s Produce. He has been with the Company, as you know, for a total of 22 years. John was with Fresh Del Monte and played an important role in play – in helping the Company persevere during the turbulent years between 1989 through 1996. During this time the Company was sold three times and faced many difficult challenges. It was his passion for the business, his leadership, his dedication, his integrity and his experience that helped get the Company through those challenging years. His loyalty is absolutely unsurpassed in our organization. I know I speak for myself as well as all of our employees when I say that we will miss him, professionally as well as personally. And I thank him warmly for his outstanding and unparalleled service to our Company. John?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Thank you, Mohammad, [Honey] and the rest of the Management team, the Finance team and our employees around the world who have supported me during my many years at Fresh Del Monte. The memories of this team will always be part of my life, and I wish all of you continued success. Good morning, everyone. As Mohammad said, we turned in excellent results for the first quarter of 2008. Bananas, non-tropicals and pineapples sold well in our North American and European markets, driving our top-line growth. However, as Mohammad said, we were negatively affected by the impact in our melon and fresh-cut product lines, and higher cost of fuel, fertilizer and other raw materials, all of which hit historic highs. Fuel was up 65%, fertilizers rose 52% and container board was higher by 9%. These increases, combined, had a significant negative impact on our gross profit in the quarter.

We implemented pricing programs with our customers and although these programs did not fully offset all of the higher costs we face, they did help to mitigate the impact of those costs on our bottom line. The strengthening of currencies in producing countries against the dollar also increased our production and procurement costs compared to last year. During the quarter, we made great progress with our new cost-control initiative. We outsourced our UK juice operations and we rationalized underperforming facilities in the United States and the United Kingdom, all of these efforts helped to lower our costs and improve our operations. We also took steps to streamline our business. We fine-tuned our production operations in the Philippines and Central and South America and we secured new ways to lower our production input cost, such as buying our raw materials more effectively. These actions helped us it deliver solid results for the first quarter of 2008.

For the first quarter of 2008, excluding asset impairment and other charges, EPS was $1.07 per diluted share compared with $0.84 per diluted share in the first quarter of 2007. Net sales rose 7% to $895 million compared with $836 million in the prior year first quarter. Gross profit was $97 million compared with $99 million in the 2007 first quarter. Operating income was $58 million compared with $57 million in the prior year period.

Let’s now review the performance of our business segments in the first quarter of 2008. In our global banana business net sales rose 18% to $340 million compared with $288 million in the 2007. Pricing was higher by 16% and global volumes were in line with last year. Gross profit rose 5% to $30 million versus $21 million last year at this time, primarily from our European banana business. Worldwide pricing for the first quarter increased to $13.64 per box compared with $11.74 per box one year ago. North American banana net sales rose 15%. Pricing was 17% higher and volumes were down slightly compared with last year at this time due to tight industry supply. The Europe mark was healthy with strong demand.

Net sales increased 21% with a slight increase in volumes and higher pricing. We also benefited from favorable foreign exchange rates in Europe. In our Middle East banana operations net sales, volumes and price were significantly higher due to increased demand from developing countries in the region and our expanded distribution network. In Asia sales were lower due to decreased demand in Japan and Korea with reduced volumes, the results of strategic management of banana volumes between the Asia and Middle East markets. The reduction in sales was primarily offset by favorable foreign exchange rates.

In our other fresh produce business segment overall sales were 2% lower at $419 million versus $427 million with 10% higher pricing and 11% lower volume. We saw an 18% decline in gross profit to $53 million from $64 million primarily due to unfavorable growing conditions in our melon operations and higher cost associated with our fresh-cut product line. These – this was partially offset by our strong performance in our non-tropical category with pineapple gross profit consistent with the prior year period.

In our Gold pineapple category net sales were up 9% to $101 million versus $93 million last year at this time. Volumes increased 3% with a 5% increase in pricing for the quarter. In North America, we saw higher net sales with higher volumes and lower pricing. Sales were higher in Europe, with increased volumes and higher pricing driven by favorable foreign exchange. In the Middle East Del Monte Gold pineapple began to gain momentum with an increase in sales and pricing. In Asia, sales and volumes were lower due to industry-wide shortages the results of unfavorable growing conditions in the Philippines.

In our melon category net sales, volumes, pricing and gross profit were down significantly. Yields were volatile, as mentioned earlier. A cold March in the Northeast region of the United States led to lower than usual demand at this time of the year. In Europe, volumes were higher than last year. Net sales were higher. And pricing was up due to increased sales of cantaloupe versus lower priced varieties during the quarter.

In our fresh-cut category volumes and net sales were lower due it planned volume reductions as we continued our strategy to shift our focus from vegetables to fruit which enables us to achieve significantly higher pricing in the category. Gross profit was lower than last year due to higher labor and input costs. We had a strong quarter in our non-tropical category driven primarily by the success of our avocado and grape product lines. Net sales were up 9%. Volume declined 14% with significantly higher pricing. Avocado sales grew more than 30%. Volumes were lower on higher pricing. Demand for avocados in North America is on the rise and this product is beginning to dominate the non-tropical category. The Chilean grape quality was excellent as Mohammad said and they – and they sold well during the quarter. This concludes my discussion of the other fresh produce segment.

At this time I’d like to introduce Richard Contreras, my successor, who will be taking over as Chief Financial Officer of Fresh Del Monte effective May 2nd, 2008. I have known Richard for almost 20 years and I assure you that he is fully capable to take over the role of Chief Financial Officer and handle the responsibilities of the position. He has a thorough knowledge and understanding of the Company and its business model. Let me add that it has been a great pleasure to work with all of you. I’ve known some of you for a very long time. I expect that friendships we have established through the years will last the rest of our lives. Thank you for all your support. Richard?

Richard Contreras–Fresh Del Monte Produce Inc.–CFO

Thanks, John. In our prepared food business segment, which now includes our poultry and meat producing business in Jordan, sales rose 13% to $102 million compared with $90 million last year at this time. Pricing was up 9%. We benefited from significant growth in our canned pineapple business which was the result of ongoing pineapple shortages. As Mohammad mentioned, our Jordan poultry business continued to do well with sales increasing $4 million compared with last year at this time. It is worth mentioning that rising feed prices worldwide are impacting this product lane. Gross profit in the prepared foods segment decreased from $11 million to $10 million. Gross profit margin declined from 12% last year to 10% this year. However, it’s important to note that because we shifted our sales efforts to distributors we realized a reduction in selling and marketing expense which resulted in an overall $3 million improvement in net operating performance in this category.

In our other products and services business segment, net sales for the quarter increased 8% to $34 million compared with with $31 million last year. This increase was due to the strong performance of our grain business in Argentina and our Chilean plastics business. Gross profit was in line with last year due to the substantial increase in production costs.

As Mohammad and John both mentioned, rising costs have had a significant impact on our business. Let me provide a few examples. Fuel increased 65% from $300 per metric ton in 2007 to $500 per metric ton in 2008. The costs of fertilizer increased more than 50% and container board increased 9% compared to last year. Just as an example for bananas only, our total landed costs increased $40 million during the quarter compared with the prior year period. This includes owned and purchased production, packaging and ocean freight costs.

The foreign currency impact at the gross profit level was a benefit of $12 million compared to a benefit of $22 million last year. For the quarter SG&A decreased to $39 million versus $42 million in the prior year period, primarily due to the lower advertising and marketing costs associated with our prepared food business, as I mentioned earlier. Other income in the first quarter was $13 million, compared with $4 million in the prior year period, a $9 million increase primarily associated with favorable foreign exchange movements versus the dollar. This increase partially offsets the negative variance in foreign currency included in the gross profit lane. Net interest expense was $3 million, compared with $9 million last year at this time as we significantly reduced our debt levels to $197 million from $239 million at the end of 2007. We also had a $1 million benefit from income taxes this quarter, primarily from the reversal of uncertain tax positions.

We expect capital expenditures for the year to be $110 million for ongoing projects, primarily in the Middle East, the Philippines and Costa Rica. And one last note, this morning in our earnings press release we announced that effective March 31st, 2008 we are now classified as an U.S. filer. U.S. owners now hold more than 50% of the shares of Fresh Del Monte. As an U.S. filer, we will now comply with all U.S. reporting requirements, which for the most part we have already been in compliance. The Company will now file its annual report on SEC Form 10-K and quarterly reports on Form 10-Q. Our jurisdiction of incorporation continues to be the Cayman Islands. Robbie, can you open the call now for the Q&A session, please?

QUESTIONS AND ANSWERS

Operator

Absolutely. (OPERATOR INSTRUCTIONS) And we’ll take our first question from Diane Geissler with Merrill lynch

Diane Geissler–Merrill Lynch–Analyst

Good morning.

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Good morning, Diane.

Diane Geissler–Merrill Lynch–Analyst

Congratulations on your quarter and congratulations to you, John.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Thank you.

Diane Geissler–Merrill Lynch–Analyst

Going to miss you. Looking forward to working with Richard. But obviously spent some time working with you over the years, so definitely going to miss you and hope to keep in touch.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Thank you.

Diane Geissler–Merrill Lynch–Analyst

On your operations, I may have missed this, I missed a couple of the comments up front. Particularly in bananas where you elaborated quite a bit on fuel, fertilizer, container board and the impact on the gross margin there. And I guess maybe you could comment, Mohammad, on sort of some of the work you’re doing with your customer base both in North America and in Europe to offset some of these higher costs with pricing and kind of just how you see that playing out over the next three to four quarters? It doesn’t look like fuel is going to retreat here, same with fertilizer. So obviously we’re just in a higher cost environment. If you could talk about how you work with your customers and how those negotiations are – are going.

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Well as I have been always consistent, Diane, in my almost – throughout the, the last several quarters, I always said that we as Company, as Fresh Del Monte we will only do business to make money and not to lose money, hopefully. And this has been our focus and as I said the bottom line for us is a very important part of our business. And as we go forward, I mean since even last year, we have been passing additional costs through to our customers. we have been increasing our prices. And this has been actually accepted and understood by most– almost all of our clients. And this is going to be an ongoing exercise. We are not – the increase of costs will have to be included in our prices. And that’s what we are doing right now. And that’s what we will do in the future.

Diane Geissler–Merrill Lynch–Analyst

Do you have a – can you give us some detail on when you think you will be caught up on that? I mean I look at kind of your geographic mix here, volume down slightly in North America, volume down to a greater degree, although you didn’t elaborate on the actual number in Asia on a strategic shift there, product. I’m assuming that maybe you’re not getting the pricing in Asia and you’re doing better in North America and Europe in terms of passing on price. Is that what I should read into those comments?

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Well, the volumes in general are not – haven’t changed in total volumes in different parts of the world. However, we allocate the fruit wherever we find the better pricing, the better returns and that’s what we did in Asia, for instance. When we saw the Japanese market maybe soft in the beginning of the quarter or the Korean market, we have shifted some of that fruit to the Middle East where we were getting better prices. We shifted some to the Pacific part of Russia where we sold some fruit as well. So that’s the kind of move that we do, we do go where the price is better. Of course we do not undersupply our core markets. But we do some prudent allocation of our volumes.

Now, going back to your, your question about getting caught up with the, with the costs. I would like to emphasize that we have some clauses in our contract where we have contracts, for instance, in bananas where we have clauses regarding inland fuel, ocean fuel, these have to be updated regularly and throughout the quarter or throughout the season or the year. And we–if there has been an additional cost that has to be put up and included in the price– increase in the price.

Diane Geissler–Merrill Lynch–Analyst

Okay. And I guess shifting to prepared foods, you’ve been doing a lot of work there in terms of your salesforce and assets, closing plants, et cetera. Can you just talk about sort of over the next two to three years where you think that will– the margin will stabilize? You’ve owned the business now for, I guess, almost what, four to five years. You had a little bit of difficulty in ‘06, ‘07. Can you just talk about sort of now that you’ve come through some of the challenges, the early challenges, can you talk about what you see in terms of stabilized margin in that business? Is it mid-teens, is it low-teens, is it high-teens, just how you think about that?

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

I believe– just to put things in perspective, we, we bought that business at the end of 2004. So it has been a few years. we had actually two, two-and-a-half years with some turbulence and (inaudible) and turning around the business because of the nature of that business and the tructure of the business when we bought it was actually – does not fit with the Fresh Del Monte model. However, I think that the business now is going according to our expectation, the way that we planned it – planned it to go. As you can see, as you will see at the – during this year and the end of the year that we have – this business has turned around quite significantly, and you’ll see the numbers. The pineapple business in particular has been significantly up in terms of pricing and volumes, revenues. Also the (inaudible) canned business which is peaches, fruit cocktail and others has also improved significantly. And so we see all, all these core lines progressing well.

However, we are now taking advantage of the brand in the markets where we cover. And introduce new items, especially in the emerging markets. This is an ongoing process. We have introduced some items. We are introducing other items in the medium-term and in the long-term. But the prepared food is not like the fresh. The fresh you can produce quickly, you can ship quickly. Here we need lead time. We need–as when you have a new item, you have special packaging, you have so many other criterias that we don’t usually face in the fresh business. But all-in-all we are extremely happy and very satisfied about this business and I believe that this is going to be a great addition for us in the future.

Diane Geissler–Merrill Lynch–Analyst

Okay. So I guess if I just – to get back to the margin question though is that– are you – I mean, it looks like a 10% gross margin in that business in the quarter?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Yes. We did have a little bit of a problem with our juice business, our beverage business as we switched from producing it ourselves. And we, we think that the business will rebound as we move forward. So we did have a little bit of margin pressure. And we did change the category to include poultry and, as Richard mentioned, we had some higher feed costs there. But I think we’re going to – as we move forward, we’re going to be able to raise the price on those items and continue to grow that.

Diane Geissler–Merrill Lynch–Analyst

And then just a quick question on the taxes, the tax line, you had a benefit here. I’m assuming that’s a mix issue. But if you could just kind of give us some, give us some help on your expectations for the, the full year, what we should be looking for in the full year and what, what specifically happened in the quarter that you ended up with a tax benefit?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Specifically in the quarter we had just a reversal of some contingencies in Central America because the statute of limitations had expired. So that’s why you see the credit in the quarter. For the year we’re still looking at about 6% just to model.

Diane Geissler–Merrill Lynch–Analyst

Okay what– can you quantify what the – how much the reversal was?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

I think it was about $2 million.

Diane Geissler–Merrill Lynch–Analyst

$2 million. Okay. Perfect, thank you.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

All right, Diane.

Operator

Thank you. We’ll go next to Mark Churchill with Piper Jaffray.

Mark Churchill–Piper Jaffray–Analyst

Hi, on the G&A where you had the savings this quarter should we be looking for the lower marketing expense throughout the year or that will– will that come back higher?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

We should see that. That is related to our prepared food business because we used and distributed as the marketing is actually performed by them, so that trend we expect to continue as we move forward.

Mark Churchill–Piper Jaffray–Analyst

Okay. Thank you. And then you mentioned at the beginning of the call that you think that there’s an opportunity to continue to cut costs. Can you elaborate a little bit on that?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Well, our cost program is underway. We put it in place at the beginning of January, a new cost control program. And we believe that that will benefit the Company especially in the subsequent quarters as we move forward. And I think we were very successful in the one we did in 2006 and some of the cost savings we saw last year. So we’re confident that our Management team around the world will achieve that success.

Mark Churchill–Piper Jaffray–Analyst

Okay. And then on the pineapple business in the quarter, or last quarter you had said that you expected some of the strength to continue throughout the year. And it looked like the sales side held up here but the guess profit dollars were just flat year-over-year. Can you give any more color on what happened in that business during the quarter?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Well, I think just what happened in the rest of our business. Costs are going up in our pineapple business, just as well as bananas and, and everything else. So I think we have to expect that. And price increases usually lag slightly behind that trend. And now we, we are moving ahead with our pineapple pricing just the same as we are with our bananas.

Mark Churchill–Piper Jaffray–Analyst

Okay. And where you had the problems sourcing melons this quarter, when do you start sourcing out of North America rather than Latin America?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

We– go ahead.

Richard Contreras–Fresh Del Monte Produce Inc.–CFO

The middle of May.

Mark Churchill–Piper Jaffray–Analyst

Okay. So that should start to improve the middle of this quarter?

Richard Contreras–Fresh Del Monte Produce Inc.–CFO

Yes.

Mark Churchill–Piper Jaffray–Analyst

Okay. Thank you very much.

Operator

Thank you. We’ll go next to Jonathan Feeney of Wachovia.

John San Marco–Wachovia Securities–Analyst

Hello, everyone, this is John San Marco on behalf of Jonathan.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

How are you doing Marco?

John San Marco–Wachovia Securities–Analyst

Hello. Congratulations again, John, and to you as well, Richard.

Richard Contreras–Fresh Del Monte Produce Inc.–CFO

Thank you.

John San Marco–Wachovia Securities–Analyst

First, we’ve seen some conflicting reports on the status of the EU tariff negotiations. Could you – could you just give an update sort of to clear the air and– as to where that stands as well as if you’ve had any changes to your outlook for what, what may happen there?

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Well, I do not really see why this issue is just such a big issue for people in the market because – I mean, for us if the tariff stayed the same or goes down it will be reflected in the market. I mean, our costs will go down, probably pricing will be, as well, adjusted downward. So it will be a mute situation in my opinion. And I – for us at least, for Fresh Del Monte we don’t really consider this as a very big challenge or a very big issue that we have to seriously think about it.

John San Marco–Wachovia Securities–Analyst

That makes sense. Would you expect that the price adjustment to be, to be immediate or, or to take some time?

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Well, I think it will take some time because they are still discussing back and forth and it’s not only the tariff itself, there are so many other issues between Europe and the Latin countries and I don’t think that it’s only bananas, they have so many other issues that they want to intertwine with this whole issue. So I– it’s been dragging and I think it will drag maybe another few months. But regardless of whatever time it takes, I mean, for us I mean it could be other – competitors think it’s more serious but for us I don’t believe that it is so serious an issue.

John San Marco–Wachovia Securities–Analyst

Great. Thanks for that color. On – in terms of the Middle East, what was the, the driver– the huge jump we saw in the first quarter? The reason I ask is, the growth rate obviously suggests we get to that $500 million target far sooner than five years. So what I’m trying to get a sense of is whether we’re looking at a linear or perhaps a parabolic increase to that $500 million number you outlined in your remarks earlier.

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Where we say $500 million because we have been saying $500 million for the last 12 to 18 months and we will stick to that figure. We believe that we can reach that target and hopefully less than five years if we can. Of course that would be our ambition and our drive. But we want to be pragmatic and prudent in our approach. Our business in the Middle East is going to continue to grow. We are investing there. And we know where we’re going. We know exactly what we’re doing. We have, as I mentioned earlier, I mean these certificates and awards that we have been awarded with in the last few months maybe to some people they don’t sound very important but for that part of the world, to gain such a recognition in a very short period of time for a Company that is only, less than one year old is, is unparalleled in the industry. And that is giving us a tremendous leverage in these markets.

I think that Fresh Del Monte is poised to be the leader and the dominant factor in these markets. We are penetrating these markets in a very, very solid and aggressive way. And we are putting our footprint everywhere almost. So I’m very optimistic and very confident about our future in that, in that part of the world.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Yes and I, I don’t know if you noticed at the back of our press release we did disclose for the first time the split sales by geographic region and you can you see the significant jump in our Middle East sales numbers, almost doubling from the prior year quarter.

John San Marco–Wachovia Securities–Analyst

Great. Just, just one last one, please. This is the cleanest balance sheet you’ve really had in four years, and particularly with a lot of tailwind at your back in terms of fruit pricing right now. Does, does your financial health change at all, your priorities in terms of how your – you plan on using free cash flow going forward?

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Definitely we will look at our core business and where we can add value to our business. We are the healthiest, I would say the healthiest produce Company in the industry right now. And we have a very strong balance sheet. We have very low debt. And we will use our money in the best way that we can to enhance shareholders’ value. I mean just touching on that, it’s been our policy to invest in different parts of the world. And most of our investments has been in assets, be it in distribution centers, in production, in logistics, in packing.

If you look at the increase of costs to replace these assets today,or the value of these assets today probably is two or three times of what we have done over the last ten, 11 years. So I think this maybe is missed by the, by the industry, or by the market, that what we have been doing actually has been the right thing by buying and investing in real assets. I’m not selling assets. And that, you will realize in the – as we go forward in the years, you will realize the value that Fresh Del Monte has created over the last ten years or 11 years. I think this is a very important aspect as we look back today and we see it, and we say we have done the right thing because when we bought farms or we bought properties or we bought distribution centers and created the business that we have created, I think today if I want to do that again it would cost me twice or more than that.

John San Marco–Wachovia Securities–Analyst

That’s, that’s terrific. That’s all I had. Thank you very much.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Okay, John.

Operator

Thank you. We’ll go next to Heather Jones with BB&T Capital Markets.

Heather Jones–BB&T Capital Markets–Analyst

Good morning, thank you.

Richard Contreras–Fresh Del Monte Produce Inc.–CFO

Good morning, Heather.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Hi, Heather.

Heather Jones–BB&T Capital Markets–Analyst

Good luck, John, with your retirement.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Thank you.

Heather Jones–BB&T Capital Markets–Analyst

And welcome to you Richard.

Richard Contreras–Fresh Del Monte Produce Inc.–CFO

Thank you.

Heather Jones–BB&T Capital Markets–Analyst

I’ll try to go through my questions quickly. On the currency, the negative currency hit for the quarter was the Real the primary currency behind that in?

Richard Contreras–Fresh Del Monte Produce Inc.–CFO

No, it was not. It was– mostly it was in Chile.

Heather Jones–BB&T Capital Markets–Analyst

Okay.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Yes. And some to do with the Cameroons also.

Heather Jones–BB&T Capital Markets–Analyst

Oh, okay. And is it – is there anything that you all can do to mitigate that? Can you all do some hedging on the sourcing side or is it something you just have to hope you can pass through pricing?

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

I believe, Heather, we have to increase our pricing because we cannot, we cannot– everything here is related to the weakness of the dollar. And I don’t believe that the dollar is going to go weak for the next ten years or even one year in my opinion. I think that the dollar is going to – in my opinion, our analysis we believe that the dollar could benefit by the end of this year and I don’t think that we can hedge as far as the producing side of the business. So –

Heather Jones–BB&T Capital Markets–Analyst

Okay. So you believe the dollar is going to strengthen but as it stands now – so is this a situation that we should expect to continue until the dollar shows meaningful strength relative to these currencies? I mean, you haven’t taken any actions other than – so until the dollar strengthens is this–?

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

No, no, we have taken actions, be it on the production side by lowering our costs, becoming more efficient and doing some measures where we can at least reduce the impact of the strength of the currencies, and on the other side we are increasing our pricing.

Heather Jones–BB&T Capital Markets–Analyst

Right.

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

And that’s a fact.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

And we also have – have hedged our currencies too to protect us if in fact the currencies reverse themselves as we go forward in the stronger currencies in Europe and Asia.

Heather Jones–BB&T Capital Markets–Analyst

So the revenue currencies, Euro, Pound and the Yen?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Right.

Heather Jones–BB&T Capital Markets–Analyst

Okay.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

And we have looked at some of the producing countries to hedge also.

Heather Jones–BB&T Capital Markets–Analyst

Okay. How much did fuel hurt you for the quarter?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

The fuel impact? The fuel impact was negative negative $13 million.

Heather Jones–BB&T Capital Markets–Analyst

Okay. And do you all remain unhedged as far as that goes?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Yes, we do.

Heather Jones–BB&T Capital Markets–Analyst

Okay. As far as your melon production, we’ve seen reports that Costa Rica and melon production in general is down 40%. Could you comment on whether your volumes sort of have been net negatively impacted or if you could just give us some color on that?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

No, I don’t think our volumes are down 40%. We did have some problems with our production in those countries but ahead of that, that hurt the quarter but that season is pretty much over and as we move into Arizona I think we should have a much better comparison going forward.

Heather Jones–BB&T Capital Markets–Analyst

So going back to an earlier comment you made, this – the Costa Rica issue should continue to affect you through – I think it’s May 10th, around there, and then you’ll move to Arizona and Arizonan–?

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

No. We’re almost down with Costa Rica. I mean Guatemala and Costa Rica almost – they’re done.

Heather Jones–BB&T Capital Markets–Analyst

Okay.

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

The season is over.

Heather Jones–BB&T Capital Markets–Analyst

Okay.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

And their prices are higher right now.

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

And of course the prices for the last two, three weeks has gone up–

Heather Jones–BB&T Capital Markets–Analyst

Dramatically.

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Dramatic. Yes.

Heather Jones–BB&T Capital Markets–Analyst

Yes. Now what about your view on the Q2 for banana markets? Pricing just seemed to take off in late February, strengthen all through March and April has been phenomenal as well. Would anticipate a stronger year-over-year performance in the banana business relative to Q1?

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Relatively, maybe yes. But we have to – the European market has been weakening for the last two weeks. We’ve seen prices coming down in the last two, three weeks. And this could go on through the rest of the quarter. We don’t know if – because supply is, is increasing in the European market. But overall I think that we have to take into consideration that in the first quarter we were still selling in North America at prices of contracts that we had fixed in 2007. And some of them are still actually ongoing. But I would say also since probably several weeks, new prices kicked in and this will be translated also into the overall performance. So because of the contract issues in North America we have still – are carrying contracts from last year and hopefully by the middle of this year and some of these contracts will go on maybe to the later part, third quarter of this year. But as we go forward, the new contracts or the new suppliers will kick in with the new pricing so that should translate itself.

Heather Jones–BB&T Capital Markets–Analyst

So basically–

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

But we don’t have a schedule.

Heather Jones–BB&T Capital Markets–Analyst

So North American pricing could – should improve further as these contracts roll off?

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

That should be the case, yes.

Heather Jones–BB&T Capital Markets–Analyst

Okay. And going back to your comments on Europe, and we’ve seen some sequential weakness like you’re describing but on a local basis, on a year-over-year basis, we’re still seeing pretty strong year-over-year increases. Again, sequentially weaker but strong year-over-year. Is that consistent with what you’re seeing?

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Yes, in local currency, yes.

Heather Jones–BB&T Capital Markets–Analyst

Okay. And then finally on the balance sheet, if the $12 million I believe it was in other income, is that the balance sheet impact of currency?

Richard Contreras–Fresh Del Monte Produce Inc.–CFO

Yes, yes, it is.

Heather Jones–BB&T Capital Markets–Analyst

Okay. All right, thank you very much.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Thank you.

Operator

Thank you. We’ll go next to Vincent Andrews with Morgan Stanley.

Vincent Andrews–Morgan Stanley–Analyst

Good afternoon, everyone.

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Afternoon, Vincent.

Vincent Andrews–Morgan Stanley–Analyst

John, obviously congratulations and look forward to staying in touch and, Richard, welcome.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Thank you.

Richard Contreras–Fresh Del Monte Produce Inc.–CFO

Thank you.

Vincent Andrews–Morgan Stanley–Analyst

I guess my questions – a lot of them have been answered. But if I could just try to amalgamate a lot of the discussion so far and maybe bring it back to last quarter’s call where there was a lot of discussion about costs on a go-forward basis. And kind of issues around one of your competitors who had thrown out a pretty large number of what they thought their costs were going to go up for the year and you guys didn’t have a comparable number to throw out, but you seemed very confident that you’d be able to handle what – whatever came your way. And I just feel like this – these results and the costs that you had to play through seem a little more, seem a little more than I would have thought was going to be the case following last quarters call. So could, could you just help me understand what – what in this whole mix caught you by surprise, if anything, or you weren’t as well prepared for as you thought you were? And how should we think about this for the balance of the year? I mean it doesn’t seem that you’ve got a cost increase number that you want us to work with in a go-forward basis. So how do we kind of reconcile this in our models?

Richard Contreras–Fresh Del Monte Produce Inc.–CFO

Well, I think if you really look at the quarter and dissect it, we did – other than we mentioned we had a poor performance in melons and fresh-cut as compared to last year, but in all the other products we did increase the margins. So we do feel that we’re doing a pretty good job of controlling the costs. Now it’s an everyday challenge, obviously. But if you pull those products out of the mix, we did – we think we were able to control our costs and/or increase pricing.

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

And I would like to add one more thing about the fresh-cut since Richard mentioned that. The fresh-cut during the quarter, from the beginning of the first quarter, we had unfortunately, because of the immigration laws and because of the labor issues, we have been hit actually in three if not four maybe, three, three of our fresh-cut operations, one was in Chicago, the other in Oregon and even in Baltimore. We have been– actually because of the labor issues, had to lose a lot of our labor that have been trained and with us for quite a long period of time. And we lost a lot of business. We, we– efficiencies were impacted. And, of course (inaudibles) were impacted. So the decrease in operating income or in any kind of negative implications for the fresh-cut was mainly due to the labor issues and the immigration.

However, since then this business has been brought back to normalcy. I believe that by the end of this quarter, we will be brought back on track and margins and profitability will be back as it has been. So I wanted to highlight this, that this was not because– just because of additional costs. It was because of shortage of labor and immigration laws.

Vincent Andrews–Morgan Stanley–Analyst

Okay. That’s very helpful. I think that’s all I have. So I’ll pass it along. Thank you.

John Inserra–Fresh Del Monte Produce Inc.–Executive Vice President, CFO

Thank you.

Operator

Thank you. And that is all the time we have for the question-and-answer session. I’d like to turn the program back over to Mohammad Abu-Ghazaleh for any additional or closing comments.

Mohammad Abu-Ghazaleh–Fresh Del Monte Produce Inc.–Chairman of the Board, CEO

Thank you, Robbie. I’d like to thank everybody for being with us on this call. I appreciate your participation and would like just to add that these are very challenging times and I think we– at the same time for us are very exciting times. I believe that the future looks more clear to us and we will work hard to achieve what we have put for us as targets and hopefully do what’s right for our shareholders. Thank you very much and speak to you on our next conference call. Thank you.

Operator

That does conclude today’s conference. You may disconnect your lines at this time.

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